Exhibit 3.1

CERTIFICATE OF INCREASE

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

LIPOCINE, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

Lipocine, Inc. (the "Company"), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151(g) thereof, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, the Board of Directors of the Company has adopted the following resolution increasing the number of authorized shares of Series A Junior Participating Preferred Stock of the Company:

RESOLVED: That pursuant to the authority expressly granted and vested in the Board of Directors of the Company in accordance with the provisions of its Certificate of Incorporation, the number of shares of the series of Preferred Stock of the Company designated as Series A Junior Participating Preferred Stock be, and hereby is, increased from 50,000 shares to 100,000 shares; and that the appropriate officers of the Company be and hereby are authorized and directed in the name and on behalf of the Company to execute and file a Certificate of Increase with the Secretary of State of the State of Delaware increasing the number of shares constituting the Series A Junior Participating Preferred Stock from 50,000 to 100,000 and to take any and all other actions deemed necessary or appropriate to effectuate this resolution.

IN WITNESS WHEREOF, the Company has caused this Certificate of Increase to be executed by its duly authorized officer on this 1st day of November, 2021.

LIPOCINE, INC.

By:	/s/ Morgan Brown
Name:	Morgan Brown
Office:	Executive Vice President and Chief Financial Officer

2